Exhibit 99.1

PRESS RELEASE

Formula Systems Reports First Quarter 2022 Financial Results: Record-Breaking Net Income of $16.2 Million

Double-digit growth in all financial indices. Revenues increased by 14.8% to $657.6 million. Net income increased by 30.7% year over year to a record-breaking $16.2 million

Or Yehuda, Israel, May 18, 2022 – Formula Systems (1985) Ltd. (Nasdaq: FORTY), a global information technology group engaged, through its subsidiaries and affiliates, in providing software consulting services and computer-based business solutions and developing proprietary software products, today announced its results for the first quarter ended March 31, 2022.

Financial Highlights for the First Quarter Ended March 31, 2022

●	Consolidated revenues for the first quarter ended March 31, 2022 increased by 14.8% to $657.6 million, compared to $572.6 million in the first quarter of the previous year.

●	Consolidated operating income for the first quarter ended March 31, 2022, increased by 25.2% to $59.4 million, compared to $47.5 million in the first quarter of the previous year.

●	Consolidated net income attributable to Formula’s shareholders for the first quarter ended March 31, 2022 increased by 30.7% to a record-breaking $16.2 million, or $1.05 per fully diluted share, compared to $12.4 million, or $0.80 per fully diluted share, in the first quarter of the previous year.

●	As of March 31, 2022, Formula held 48.7%, 43.9%, 45.6%, 100%, 50%, 90.1%, 80% and 100% of the outstanding ordinary shares of Matrix IT Ltd., Sapiens International Corporation N.V, Magic Software Enterprises Ltd., Michpal Micro Computers (1983) Ltd., TSG IT Advanced Systems Ltd., Insync Staffing Solutions, Inc., Ofek Aerial Photography Ltd. and ZAP Group Ltd., respectively.

●	Consolidated cash and cash equivalents, short-term bank deposits and investments in marketable securities totaled approximately $570.0 million as of March 31, 2022, compared to $512.5 million as of December 31, 2021.

●	Total equity as of March 31, 2022, was $1.18 billion (representing 41.6% of the total consolidated balance sheet), compared to $1.18 billion (representing 42.9% of the total consolidated balance sheet) as of December 31, 2021.

Debentures Covenants

As of March 31, 2022, Formula was in compliance with all of its financial covenants under the debenture series issued by it, based on the following achievements:

Covenant 1

●	Target equity attributable to Formula’s shareholders (excluding non-controlling interests): above $215 million.

●	Actual equity attributable to Formula’s shareholders as of March 31, 2022, was equal to $537.5 million.

Covenant 2

●	Target ratio of net financial indebtedness to net capitalization (in each case, as defined under the indenture for Formula’s Series A and C Secured Debentures): below 65%.

●	Actual ratio of net financial indebtedness to net capitalization, as of March 31, 2022, was equal to 6.0%.

Covenant 3

●	Target ratio of net financial indebtedness to EBITDA (based on the accumulated calculation for the four recent quarters): below 5.

●	Actual ratio of net financial indebtedness to EBITDA (based on the accumulated calculation for the four recent quarters), as of March 31, 2022, was equal to 0.21.

Comments of Management

Commenting on the results, Guy Bernstein, CEO of Formula Systems, said: “We are proud of our outstanding performance in the first quarter of 2022, reporting first quarter all-time high financial results across all our financial indices. Formula Systems started the year on a strong note, delivering double-digit growth in revenue, reaching $657.6 million, with record-breaking net income of $16.2 million that reflected 30.7% year over year growth. These outstanding results stand as a testament to our strong fundamentals and our pivotal role in influencing our customers’ growth strategies in all of the areas in which we operate. We continue our efforts across our entire group of companies to adhere to our core values of innovation, professionalism, agility and transparency, which allow us to continue create significant value for our customers in managing, streamlining, accelerating and making their businesses thrive. We are witnessing a strong demand and developing a growing pipeline for our software solutions and services in digital, cloud, cyber, data and core operating systems, across our entire business operations, remaining committed to deliver continued growth and to return value to our shareholders.”

Stand-Alone Financial Measures

This press release presents, further below, certain stand-alone financial measures to reflect Formula’s stand-alone financial position in reference to its assets and liabilities as the parent company of the group. These financial measures are prepared consistent with the accounting principles applied in the consolidated financial statements of the group. Such measures include investments in subsidiaries and a jointly controlled entity measured at cost adjusted by Formula’s share in the investees’ accumulated undistributed earnings and other comprehensive income or loss.

Formula believes that these financial measures provide useful information to management and investors regarding Formula’s stand-alone financial position. Formula’s management uses these measures to compare the Company’s performance to that of prior periods for trend analyses. These measures are also used in financial reports prepared for management and in quarterly financial reports presented to the Company’s board of directors. The Company believes that the use of these stand-alone financial measures provides an additional tool for investors to use in evaluating Formula’s financial position.

Management of the Company does not consider these stand-alone measures in isolation or as an alternative to financial measures determined in accordance with GAAP. Formula urges investors to review the consolidated financial statements which it includes in press releases announcing quarterly financial results, including this press release, and not to rely on any single financial measure to evaluate the Company’s business or financial position.

About Formula

Formula Systems, whose ordinary shares are traded on the Tel-Aviv Stock Exchange and ADSs are traded on the Nasdaq Global Select Market, is a global information technology holding company engaged, through its subsidiaries and affiliates, in providing software consulting services and computer-based business solutions and developing proprietary software products.

For more information, visit www.formulasystems.com.

Press Contact:

Formula Systems (1985) Ltd.

+972-3-5389487

ir@formula.co.il

Forward Looking Statements

Certain matters discussed in this press release that are incorporated herein and therein by reference are forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that are based on our beliefs, assumptions and expectations, as well as information currently available to us. Such forward-looking statements may be identified by the use of the words “anticipate,” “believe,” “estimate,” “expect,” “may,” “will,” “plan” and similar expressions. Such statements reflect our current views with respect to future events and are subject to certain risks and uncertainties. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: adverse macro-economic trends, including inflation and supply chain delays, triggered in large part by the COVID-19 (coronavirus) pandemic, which trends may last for a significant period and materially adversely affect our results of operations; the degree of our success in our plans to leverage our global footprint to grow our sales; the degree of our success in integrating the companies that we have acquired through the implementation of our M&A growth strategy; the lengthy development cycles for our solutions, which may frustrate our ability to realize revenues and/or profits from our potential new solutions; our lengthy and complex sales cycles, which do not always result in the realization of revenues; the degree of our success in retaining our existing customers or competing effectively for greater market share; difficulties in successfully planning and managing changes in the size of our operations; the frequency of the long-term, large, complex projects that we perform that involve complex estimates of project costs and profit margins, which sometimes change mid-stream; the challenges and potential liability that heightened privacy laws and regulations pose to our business; occasional disputes with clients, which may adversely impact our results of operations and our reputation; various intellectual property issues related to our business; potential unanticipated product vulnerabilities or cybersecurity breaches of our or our customers’ systems; risks related to the insurance industry in which our clients operate; risks associated with our global sales and operations, such as changes in regulatory requirements, adverse consequences of international conflicts such as Russia’s invasion of the Ukraine, or fluctuations in currency exchange rates; and risks related to our principal location in Israel.

While we believe such forward-looking statements are based on reasonable assumptions, should one or more of the underlying assumptions prove incorrect, or these risks or uncertainties materialize, our actual results may differ materially from those expressed or implied by the forward-looking statements. Please read the risks discussed under the heading “Item 3.D Risk Factors” in our most recent Annual Report on Form 20-F, filed with the U.S. Securities and Exchange Commission on May 16, 2022, in order to review conditions that we believe could cause actual results to differ materially from those contemplated by the forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason, to conform these statements to actual results or to changes in our expectations.

FORMULA SYSTEMS (1985) LTD.

CONSOLIDATED CONDENSED STATEMENTS OF PROFIT OR LOSS

U.S. dollars in thousands (except per share data)

	Three months ended
	March 31,
	2022	2021
	Unaudited
Revenues	657,568	572,643
Cost of revenues	502,542	447,085
Gross profit	155,026	125,558
Research and development costs, net	17,350	16,004
Selling, marketing and general and administrative expenses	78,277	62,100
Operating income	59,399	47,454
Financial expenses, net	4,683	5,103
Income before taxes on income	54,716	42,351
Taxes on income	11,502	9,349
Income after taxes	43,214	33,002
Share of profit (loss) of companies accounted for at equity, net	233	230
Net income	43,447	33,232
Net income attributable to non-controlling interests	27,213	20,813
Net income attributable to Formula Systems’ shareholders	16,234	12,419

Earnings per share (basic)	1.06	0.81
Earnings per share (diluted)	1.05	0.80

Number of shares used in computing earnings per share (basic)	15,292,392	15,289,267
Number of shares used in computing earnings per share (diluted)	15,320,861	15,337,859

FORMULA SYSTEMS (1985) LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

U.S. dollars in thousands

	March 31,	December 31,
	2022	2021
	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	532,824	485,391
Short-term deposits	35,949	25,924
Marketable securities	1,265	1,142
Trade receivables	675,980	696,321
Other accounts receivable and prepaid expenses	78,596	72,118
Inventories	33,497	21,221
Total current assets	1,358,111	1,302,117

LONG-TERM ASSETS:
Deferred taxes	46,430	46,364
Other long-term accounts receivable and prepaid expenses	28,152	23,676
Total long-term assets	74,582	70,040

INVESTMENTS IN COMPANIES ACCOUNTED FOR AT EQUITY METHOD	29,056	28,900

PROPERTY, PLANTS AND EQUIPMENT, NET	56,029	56,886

RIGHT-OF-USE ASSETS	108,546	115,833

NET INTANGIBLE ASSETS AND GOODWILL	1,201,988	1,174,790

TOTAL ASSETS	2,828,312	2,748,566

CURRENT LIABILITIES:
Loans and credit from banks and others	256,464	175,696
Debentures	48,954	48,455
Current maturities of lease liabilities	40,667	41,655
Trade payables	193,213	205,835
Deferred revenues	158,221	140,660
Employees and payroll accrual	203,563	207,553
Other accounts payable	86,368	80,411
Dividend payable	12,328	-
Liabilities in respect of business combinations	15,028	7,773
Put options of non-controlling interests	40,020	39,558
Total current liabilities	1,054,826	947,596

LONG-TERM LIABILITIES:
Loans from banks and others	157,320	157,229
Debentures	182,566	205,035
Lease liabilities	77,935	84,839
Other long-term liabilities	12,301	12,183
Deferred taxes	77,653	78,135
Deferred revenues	16,675	17,757
Liabilities in respect of business combinations	26,938	21,644
Put options of non-controlling interests	33,268	31,720
Employees benefit liabilities	11,407	12,641
Total long-term liabilities	596,063	621,183

EQUITY
Equity attributable to Formula Systems’ shareholders	537,526	540,960
Non-controlling interests	639,897	638,827
Total equity	1,177,423	1,179,787

TOTAL LIABILITIES AND EQUITY	2,828,312	2,748,566

FORMULA SYSTEMS (1985) LTD.

STAND-ALONE STATEMENTS OF FINANCIAL POSITION

U.S. dollars in thousands

	March 31,	December 31,
	2022	2021
	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	11,303	14,163
Dividend receivable	11,100	-
Other accounts receivable and prepaid expenses	7,934	4,513
Total current assets	30,337	18,676

INVESTMENTS IN SUBSIDIARIES AND A JOINTLY CONTROLLED ENTITY (*)
Matrix IT Ltd.	155,400	154,391
Sapiens International Corporation N.V.	236,417	231,130
Magic Software Enterprises Ltd.	72,948	76,864
Other	221,964	219,975
Total Investments in subsidiaries and a jointly controlled entity	686,729	682,360

OTHER LONG TERM RECEIVABLES	2,494	2,547

PROPERTY, PLANTS AND EQUIPMENT, NET	9	10

TOTAL ASSETS	719,569	703,593

CURRENT LIABILITIES:
Loans from banks and others	6,297	-
Debentures	28,498	28,654
Trade payables	227	192
Other accounts payable	8,982	5,339
Dividends payable	12,328	-
Put options of non-controlling interests	1,228	-
Total current liabilities	57,560	34,185

LONG-TERM LIABILITIES:
Debentures	123,357	126,049
Put options of non-controlling interests	-	1,249
Liability in respect of a business combination	1,126	1,150
Total long-term liabilities	124,483	128,448

EQUITY	537,526	540,960

TOTAL LIABILITIES AND EQUITY	719,569	703,593

(*)	The investments’ carrying amounts are measured consistent with the accounting principles applied in the consolidated financial statements of the group and representing the investments’ cost adjusted by Formula’s share in the investees’ accumulated undistributed earnings and other comprehensive income or loss.